

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2012
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2012, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	Floating Rate	100.00	11-Oct-2012	11-Oct-2013
INR	4,000,000,000	4.75	100.222	17-Oct-2012	10-Jan-2014
AUD	150,000,000	6.00	116.941	19-Oct-2012	26-Feb-2021
USD	150,000,000	0.50	100.340	23-Oct-2012	17-Aug-2015
INR	1,000,000,000	4.75	100.465	25-Oct-2012	10-Jan-2014
INR	1,040,000,000	4.75	100.00	25-Oct-2012	25-Oct-2015
IDR	74,750,000,000	4.30	100.00	29-Oct-2012	30-Oct-2015
ZAR	70,000,000	0.50 Deep Discount	73.30	29-Oct-2012	30-Oct-2020
AUD	175,000,000	3.75	98.651	30-Oct-2012	25-July-2022
AUD	325,000,000	3.00	99.581	30-Oct-2012	30-Oct-2015
USD	200,000,000	1.375	103.013	2-Nov-2012	18-Oct-2016
USD	100,000,000	1.125	102.253	16-Nov-2012	15-Mar-2017
USD	500,000,000	Floating Rate	100.00	27-Nov-2012	15-Oct-2015
ZAR	70,000,000	0.50 Deep Discount	71.00	29-Nov-2012	30-Nov-2020
BRL	25,000,000	5.25	101.1565	30-Nov-2012	19-July-2016
USD	300,000,000	Floating Rate	100.00	12-Dec-12	12-Dec-16
ZAR	87,000,000	0.50 Deep Discount	83.45	27-Dec-12	28-Dec-17

Annex B

ORDINARY CAPITAL
December 31, 2012

(Unaudited)

Ordinary Capital
Balance Sheet - As of December 31, 2012
(Expressed in thousands of United States dollars)

Assets		
Cash		$1,020,780
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	9,833,371	
Time deposits and other obligations of banks	3,027,532	
Asset- and mortgage- backed and corporate securities	1,537,757	14,398,660
Loans outstanding (1)		
Total loans approved, less cancellations	194,046,464	
Less:		
Principal collected	(97,393,221)	
Writte offs	(129,080)	
Loans sold	(896,962)	
Undisbursed balance	(26,987,201)	
	68,640,000	
Allowance for loan losses	(180,485)	68,459,515
Accrued interest and other charges		
On investments	35,318	
On loans	439,453	
On swaps, net	351,597	826,368
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	72,404	
Non-negotiable, non-interest bearing term obligations	204,949	
Amounts required to maintain value of currency holdings	943	278,296
Currency and interest rate swaps		
Investments	49,934	
Loans	23,663	
Borrowings	6,450,002	
Others	279,032	6,802,631
Other Assets		
Property, improvements and equipment, at cost	630,992	
Less accumulated depreciation & amortization	(299,532)	
	331,460	
Receivable for investment securities sold	-	
Miscellaneous	90,881	422,341
Total assets		$92,208,591

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2012
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		65,644,904	
Unamortized discount		(4,131,772)	
Bond fair value adjustments		3,211,807	
		64,724,939	
Short term borrowings, net		840,354	$ 65,565,293
Currency and interest rate swaps			
Investments		72,602	
Loans		1,855,210	
Borrowings		638,647	
Others		-	2,566,459
Amounts payable to maintain value of currency holdings			61,163
Other liabilities			
Payable for investment securities purchased		116	
Payable for cash collateral received		805,325	
Due to IDB Grant Facility		351,767	
Accrued interest on borrowings		531,594	
Liabilities under retirement benefit plans		1,153,197	
Others		492,525	3,334,524
Total liabilities			71,527,439
Equity			
Capital stock			
Subscribed - 9,688,828 shares		116,880,521	
Less callable portion		(112,240,249)	
Paid-in		4,640,272	
Capital subscriptions receivable		(17,651)	
General reserve		13,725,444	
Special reserve		2,665,500	
Accumulated other comprehensive income (loss):			
Accumulated translation adjustments	$ 912,201		
Accumulated SFAS 158 adjustments	(1,244,614)	(332,413)	20,681,152
Total liabilities and equity			$ 92,208,591

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2012
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2012	2011	2012	2011
Income				
From loans				
- Interest	$ 132,579	$ 145,732	$ 1,600,620	$ 1,682,875
- Credit commissions	4,270	3,636	47,538	40,667
- Fees from non-sovereign-guaranteed and emergency lending	1,605	3,907	19,552	18,806
	138,454	153,275	1,667,710	1,742,348
From investments				
- Interest	4,525	10,099	89,139	98,396
- Net gain (loss)	21,200	(11,200)	293,500	9,000
	25,725	(1,101)	382,639	107,396
Other interest income	10,361	9,181	112,957	111,860
From other sources	(6,796)	911	25,907	18,828
Total income	167,744	162,266	2,189,213	1,980,432
Expenses				
Borrowing expenses	27,153	42,790	519,684	462,491
Administrative expenses	58,234	71,011	663,473	599,958
Special programs	27,238	16,050	75,207	78,836
Provision for loan and guarantee losses	2,103	21,798	21,695	2,593
Total expenses	114,728	151,649	1,280,059	1,143,878
Income before Net fair value adjustments on non-trading portfolios and Board of Govenors approved transfers	53,016	10,617	909,154	836,554
Net fair value adjustments on non-trading portfolios	263,609	119,310	194,460	(919,431)
Board of Governors approved transfers	-	-	(200,000)	(200,000)
Net income (loss)	316,625	129,927	903,614	(282,877)
General reserve, beginning of period	13,408,819	12,691,903	12,821,830	13,104,707
General reserve, end of period	$ 13,725,444	$ 12,821,830	$ 13,725,444	$ 12,821,830

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2012
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2012	2011	2012	2011
Net income (loss)	$ 316,625	$ 129,927	$ 903,614	$ (282,877)
Other comprehensive income (loss):				
Translation Adjustments	(2,780)	4,938	(8,019)	(3,092)
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans	(334,118)	(879,625)	(291,521)	(879,625)
Recognition of changes in liabilities under retirement benefit plans				
Reclassification to income - cash flow hedges	-	-	-	(40)
Total other comprehensive loss	(336,898)	(874,687)	(299,540)	(882,757)
Comprehensive income (loss)	$ (20,273)	$ (744,760)	$ 604,074	$ (1,165,634)

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2012
(Expressed in thousands of United States dollars)

	2012	2011
Cash flows from lending activities		
Lending:		
Loan disbursements (net of participations)	$ (6,882,708)	$ (7,897,860)
Loan collections (net of participations)	4,570,835	4,601,168
Net cash used in lending activities	(2,311,873)	(3,296,692)
Miscellaneous assets and liabilities	(55,129)	(30,447)
Net cash used in lending and investing activities	(2,367,002)	(3,327,139)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	12,067,090	6,807,850
Repayments	(9,613,504)	(7,918,943)
Short term borrowings, net	(57,500)	868,000
Cash collateral received	(104,897)	897,572
Collection of capital subscriptions	358,423	-
Collection of receivable from members	16,197	71,441
Payments of maintanance of value to members	(158,144)	(316,919)
Net cash provided by financing activities	2,507,665	409,001
Cash flows from operating activities		
Gross purchases of trading investments	(29,087,092)	(21,149,782)
Gross proceeds from sale or maturity of trading investments	28,723,462	23,976,808
Loan income collections, after swaps	1,694,591	1,748,059
Interest and other costs of borrowings, after swaps	(1,000,107)	(214,821)
Income from investments	(7,306)	18,239
Other interest income	113,056	113,088
Other income	37,647	18,828
Administrative expenses	(586,347)	(576,529)
Transfers to the IDB Grant Facility	(120,234)	-
Special programs	(77,748)	(68,575)
Net cash (used in) provided by operating activities	(310,078)	3,865,315
Effect of exchange rate fluctuations on cash	782	(173)
Net (decrease) increase in cash	(168,633)	947,004
Cash, beginning of period	1,189,413	242,409
Cash, end of period	$ 1,020,780	$ 1,189,413
Reconciliation of Net income (loss) to net cash (used in) provided by operating activities:		
Net income (loss)	$ 903,614	$ (282,877)
Difference between amounts accrued and amounts paid or collected for:		
Loan income	26,881	5,711
Income from investments	(183,845)	(156,457)
Other interest income	99	1,228
Other income	11,740	-
Net unrealized (gain) loss on trading investments	(206,100)	67,300
Interest and other costs of borrowings, after swaps	(480,423)	247,670
Administrative expenses, including depreciation	77,126	23,429
Special programs	(2,541)	10,261
Net fair value adjustments on non-trading portfolios	(194,460)	919,431
Transfers to the IDB Grant Facility	79,766	200,000
Net (increase) decrease in trading investments	(363,630)	2,827,026
Provision for loan and guarantee losses	21,695	2,593
Net cash (used in) provided by operating activities	$ (310,078)	$ 3,865,315

	2012	2011
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 20,112	$ (17,401)
Loans outstanding and related swaps	(17,492)	40,546
Borrowings and related swaps	8,796	5,344
Receivable from members - net	-	(13,053)